UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: October 6, 2009
(Date of earliest event reported)

GOLDRICH MINING COMPANY
(Exact name of registrant as specified in its charter)

Commission File Number: **001-06412**

Alaska	**91-0742812**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

**3412 S. Lincoln Drive
Spokane, Washington 99203-1650**
(Address of principal executive offices, including zip code)

(509) 624-5831
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.   **Regulation FD Disclosure**

On October 6, 2009 the Registrant issued the attached news release entitled "Goldrich Concludes Successful Mining Test of Chandalar, Alaska Placer Gold", announcing the successful completion of its 2009 alluvial gold mining test on Little Squaw Creek at its Chandalar property, located 200 miles north of Fairbanks, Alaska. The brief pilot program involved a full-scale mining test that produced 593.5 ounces of placer gold. The test mining yielded valuable mining and engineering data that will enable the Company to ramp-up the project into commercial production in the spring of the coming year. The mining objectives of the pilot operation were completely fulfilled.

The Company was successful in extracting sufficient gold to meet the contractual distribution of approximately 300 ounces of raw placer gold by November 1, 2009 which was contracted under gold futures sales agreements entered into in 2009 to fund the 2009 pilot project of test mining. The Company has additional contractual obligations for distributions of approximately 990 ounces of raw placer gold due on or prior to November 1, 2010.

A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in Item 7.01 of this report, including the exhibits attached hereto which are incorporated herein by reference, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01   **Financial Statements and Exhibits**

(d)   Exhibits

      99.1   Press release dated October 6, 2009*

*Furnished to, not filed with, the Commission pursuant to Item 7.01 above.

<center>SIGNATURE</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDRICH MINING COMPANY
(Registrant)

Dated: October 6, 2009   By: /s/ Ted R. Sharp
                                             Ted R. Sharp
                                             Chief Financial Officer

Press Release 5-09



Goldrich Concludes Successful Mining Test of Chandalar, Alaska Placer Gold Mine

Spokane, WA – October 6, 2009 - Goldrich Mining Company (GRMC) (the "Company") reports the successful completion of its 2009 alluvial gold mining test on Little Squaw Creek at its Chandalar property, located 200 miles north of Fairbanks, Alaska. The brief pilot program involved a full-scale mining test that produced 593.5 ounces of placer gold. The test mining yielded valuable mining and engineering data that will enable the Company to ramp-up the project into commercial production in the spring of the coming year. The mining objectives of the pilot operation were completely fulfilled.

Overburden stripping of the Little Squaw Creek test mining site began on schedule in the last week of June. Approximately 20,000 yards of overburden were removed, and about 5,000 yards of it containing low gold values were processed through the gold recovery plant in an initial commissioning phase. The targeted mineralized material, or "pay zone", was exposed for mining by August 25th. Approximately 8,900 cubic yards from the "pay zone" were run through the plant from which 522 ounces of "raw" placer gold were recovered. Mining and processing operations were shut down for the season on September 12th with the onset of freezing conditions. Production details are shown in the table below.

Dates	Type of Plant Feed	Plant Operating Hours	Cubic Yards Processed	Troy Ounces Raw Au Recovered	Cubic Yards Feed per Hour	Troy Ounces Raw Au per Hour
Aug. 14 - 24	Overburden	55.5	4,920	71.2	89	1.3
Aug. 25 – Sept. 9	Pay Zone	100.3	8,905	522.3	89	**5.2**
Avg./Totals	Mixed	155.8	13,825	593.5	89	3.8

The fineness, or purity, of the raw gold produced is as yet undetermined. Based on past assays it is expected to be about 87 fine (87% pure gold with most of the remainder being silver), which would be equivalent to a production of 516 ounces of pure gold. The relatively coarse nature of the gold together with minimal associated heavy black sands made for nearly ideal gravity recovery conditions. Based on tailings tests, management believes that at least 98% of the gold in the processed material was recovered. Production rates while in the "pay zone" varied between 4 and 11 ounces per hour, averaging 5.2 ounces per hour.

Gold production from the test pit was lower than it otherwise would have been because of the presence of old drift mine workings (tunnels) encountered in the "pay zone". No records exist of these previously unknown workings, estimated to be 90 years old. Extensive exposure created by the new mining activity indicates the old workings are of limited scale and confined to certain areas in the upper reaches of Little Squaw Creek which lie mainly outside of the previously drilled area.

Sustaining constant daily plant operation proved to be the greatest challenge, and the principal factor which inhibited gold production. The allowable daily operating time of the plant was determined by the quality of the re-circulated settling pond water. Fine particles generated by the rock washing would "slime up" the pond to a point where it caused processing problems in the plant by plugging up the pumps and water jets. When that happened, the plant had to be shut down until such time as the silt sized waste material precipitated in the pond. This constrained plant operating to between 4 and 6 hours per day. This problem can be resolved by constructing larger production-scale settling ponds where there is ample space to do so further down stream from the mine.

Because of the issue described above, plant capacity was underutilized. It was operated at about 90 cubic yards per hour, but is capable of processing twice that yardage. Purchase of a haulage truck and a front end loader can substantially raise production levels, and increase the grade of the "pay dirt" feed to the plant by avoiding dilution caused by pushing it to the plant with dozers.

The Company has drawn some important conclusions from the mining test:

1. Clean gold recovery is easily achieved.
2. The plant was properly designed and works well.
3. Sustained production of 5 to 10 ounces gold per hour with the current plant and mining equipment can be achieved.
4. Sustained hourly gold production can be increased to an estimated 15 to 20 ounces per hour by adding a haulage truck and an additional front end loader to the mining fleet.
5. Larger settling ponds and the use of flocculants to precipitate the silt will significantly reduce the "slime" problem.
6. The "pay zone" and most of the overburden are not frozen; only about 12 feet of weak surface frost needs to be contended with in the targeted mining area.
7. The gravel to be mined is compacted, with the result that the open pit walls stand very well, nearly vertical, eliminating the need for shallow angle wall lay backs which increase the stripping volumes.
8. Substantial amounts of mineralized material, or "pay dirt", lie within or under the current pit and are ready to be mined, eliminating the need for 60-70 feet of start-up stripping in the coming year.
9. The "pay zone" is exposed in two side walls of the pit, and remains an open ended mining opportunity.
10. A spring definition drilling program is needed to properly advance overburden stripping.
11. The scale of the operation should be ratcheted up to include larger stripping equipment.
12. A second plant of comparable or larger size can be initiated and operated simultaneously further down Little Squaw Creek in order to take advantage of a single dedicated stripping crew and to maximize production within a relatively short operating season.
13. A commercial placer gold mining operation is attainable with the current mine set-up, and can be improved and expanded with equipment additions.

Richard Walters, President of the Company stated: *"We have effectively negotiated a steep learning curve in putting an important mining operation together in arctic Alaska. We believe the toughest part of getting started is behind us. Most of what is needed for a fast seasonal re-start is in place. Substantial sunk start-up costs have been made in camp, equipment, plant, fuel, tools, hardware and consumable supplies, airstrip and the pre-stripping. Renewed operations can be mobilized by winter haul road, instead of incurring relatively expensive air freight cost as we did this year."*

Mr. Walters goes on to say: *"This was a demonstration project that proved we can do it. It's an unqualified success. We completed the first and most difficult phase of operations and set the stage for ongoing gold production. I thank the fantastic, resolute crew that came together to make it all happen in such a short time. I especially take my hat off to the Mine Manager, Cy Bras, who is a seasoned placer miner and whose experience allowed us to leap-frog up the learning curve."*

The Company was successful in extracting sufficient gold to meet the contractual distribution of approximately 300 ounces of raw placer gold by November 1, 2009 which was contracted under gold futures sales agreements entered into in 2009 to fund the 2009 pilot project of test mining. The Company has additional contractual obligations for distributions of approximately 990 ounces of raw placer gold due on or prior to November 1, 2010.

The Company currently has insufficient working capital to re-start its Chandalar mining operation. Management believes the Company has the ability to attain profitability and generate sufficient cash flow from gold production to meet its obligations on a timely basis through the continued development of the Little Squaw Creek placer gold mine. Management intends to obtain adequate mine financing by private placement offerings of debt or its equity securities, or additional forward sales of gold production, or through partnerships with senior companies. The Company can offer no assurance that it will be able to secure financing. Should the Company be unable to secure financing, it would take the necessary measures to secure, maintain and protect the corporation's assets until such time management's financing efforts bear fruit.

_____

Richard R. Walters, President, wrote this news release; the Company is responsible for its contents. For additional information regarding Goldrich Mining Company or this news release, contact Mr. Walters: telephone (509) 624-5831; e-mail ir@goldrichmining.com. Goldrich Mining Company maintains a comprehensive Web site at www.goldrichmining.com.

_____

Goldrich Mining Company is engaged in the business of the discovery and mining of gold deposits. This endeavor carries certain risks that are commensurate with the potential rewards of such efforts. These risks cannot be quantified and should not be taken lightly.

Forward-Looking Statements

Except for historical information contained herein, the statements in this Press Release are forward-looking statements that are made pursuant to the safe harbor provisions in the Private Securities Legislation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Goldrich Mining Company's actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition; the Company's ability to continue with corporate spending priorities; the Company's ability to secure additional financing; the existence and extent of gold deposits at the Chandalar property; and risks inherent in the Company's operations. Often, but not always, forward-looking statements (1) can be identified by the use of words such as "continue", ''efforts'', "point up", ''potential'', ''thought'', and ''look forward'', or variations (including negative variations of such words and phrases); or (2) state that certain actions, events or results ''will'' be taken, occur or be achieved. The Company makes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.